PREMIUM BILL

Insured:	PIMCO FUNDS	Date: November 8,2006

Producer:	MARSH USA, INC (FINPRO-NEWPORT BEACH)

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2006	81866024	One Year Renewal - Financial Institution Excess Bond Form E		$61,000
To
July 1, 2007
15% Commission
			TOTAL	$61,000

Form 14-02-1495 (Ed. 1/94)

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department

300 South Spring Street

Los Angeles, CA 90012

1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

IMPORTANT NOTICE

The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

Chubb Group of Insurance Companies 15 Mountain View Road, Warren, New Jersey 07059	DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 81866024

PIMCO FUNDS	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
680 NEWPORT DRIVE, SUITE 250	a stock insurance company, herein called the COMPANY
NEWPORT BEACH, CAL 92660
Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from 12:01 a.m. on July 1, 2006 to 12:01 a.m. on July 1, 2007
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $25,000,000
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $25,000,000

ITEM 4.	DEDUCTIBLE AMOUNT:	$ 250,000

ITEM 5.	PRIMARY BOND:
	Insurer:	National Union Fire Insurance Company of Pittsburgh, PA

	Form and Bond No.:	6213820

	Limit:	$25,000,000

	Deductible:	$250,000

	Bond Period:	July 1, 2006 to July 1, 2007

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: None
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH : 1 -California Premium Endorsement

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

November 8, 2006
Date	Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.     If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B.     The ASSURED represents that all Information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.     The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R Form 17-02-0842 (Ed.7-92) R	page 1 of 5

General Agreements
Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all of part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this BOND, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations
Definitions	1. As used in this bond:

a.      Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

b.      Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

c.      Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C, resulting from:

(1)    any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2)    any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3)    all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4)    any one event not specified above, in c.(1), c.(2) or c.(3).

d.      Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92) R Form 17-02-0842 (Ed.7-92) R	page 2 of 5

Conditions And Limitations (continued)
Limit Of Liability Aggregate Limit Of Liability

2.      The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a.      the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b.      the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3.      This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a.      facts which may subsequently result in a loss of a type covered by this bond, or

b.      an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment- Recovery

4.      In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92) R Form 17-02-0842 (Ed.7-92) R	page 3 of 5

Conditions And Limitations
Subrogation-Assignment- Recovery(continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5.      At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

a.      submit to examination by the COMPANY and subscribe to the same under oath, and

b.      produce for the COMPANY’S examination all pertinent records, and

c.      cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6.      This bond terminates as an entirety on the earliest occurrence of any of the following:

a.      sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

b.      immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

c.      immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

d.      immediately on the dissolution of the ASSURED, or

e.      immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f.       immediately on expiration of the BOND PERIOD, or

g.      immediately on cancellation, termination or recision of the Primary Bond.

Conformity

7.      If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92) R Form 17-02-0842 (Ed.7-92) R	page 4 of 5

Conditions And Limitations (continued)
Change Or Modification Of This Bond

8.      This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92) R Form 17-02-0842 (Ed.7-92) R	page 5 of 5

FEDERAL INSURANCE COMPANY

Endorsement No: 1

Bond Number: 81866024

NAME OF ASSURED: PIMCO FUNDS.

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period July 1,2006 to July 1,2007 is:

Premium: SIXTY ONE THOUSAND DOLLARS ($61,000)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 8, 2006	By
Authorized Representative

Excess Bond Form 17-02-0735 (Rev. 1-97)

Declarations EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED

233330		07/11/2006
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
267860356	Continental Insurance Company (herein called ‘Underwriter’)	736714

NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS
Item Pimco Funds (herein called Insured) 680 Newport Drive Suite 250 Newport Beach CA 92660	Marsh USA, Inc. Cameron M. Mahoney One California Street San Francisco, CA 94111

Item 2.	Policy Period: from 12:01 a.m. on 7/1/2006 to 12:01 a.m. on 7/1/2007 standard time.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Underlying Insurance:

Primary Underlying Insurer	Single Loss Policy Number	Limit of Liability	Deductible
National Union Fire Insurance Company of Pittsburgh, PA	621-3820	$25,000,000	$250,000

Excess Underlying Insurer	Single Loss Policy Number	Limit of Liability
Federal Insurance Company	81866024	$25,000,000

Item 5. Notice of claim should be sent to the Underwriter at:	CNA Global Specialty Lines
Fidelity Bonding
40 Wall Street
New York, NY 10005

Item 6.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

G-145125-A        Ed.08/03-Policyholder Notice-Economic and Trade Sanctions Condition

G-145184-A        Ed.06/03-Economic and Trade Sanctions Condition

Item 7.	The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

Countersigned by
Authorized Representative

G-131502-A Ed.6/98	Page 1 of 2

Secretary	Chairman of the Board

G-131502-A Ed.6/98	Page 2 of 2

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1. UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2. DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer’s Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3. AGGREGATE LIMIT OF LIABILITY

The Underwriter’s total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of

Form # G-131499-A	Page 1 of 2

the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5. CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a.	60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;
b.	immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;
c.	immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by State or Federal officials;
d.	immediately upon the dissolution or takeover of an Insured;
e.	immediately upon the exhaustion of the Aggregate Limit of Liability;
f.	immediately upon the expiration of the Policy Period; or
g.	immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6. CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7. CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

Secretary	Chairman of the Board

Form # G-131499-A	Page 2 of 2

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit aH United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven’t already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We’re sure you share our commitment to compliance and thank you for your cooperation. Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy: ECONOMIC AND TRADE SANCTIONS

CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145125-A (ED. 08/03)	Page 1 of 2

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145125-A (ED. 08/03)	Page 2 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)	Page 1 of 1

DELIVERY INVOICE

Company: St. Paul Mercury Insurance Company

I N S U R E D	PIMCO Funds 680 Newport Center Drive, Suite 250 Newport Beach, CA 92660	Policy Inception/Effective Date: 07/01/06 Agency Number: 0442665 Transaction Type: Renewal of policy Transaction number: 001 Processing date: 09/29/06 Policy Number: 494PB0605
Marsh USA, Inc. One California Street San Francisco, CA 94111

Policy Number	Description	Amount	Surtax/ Surcharge
494PB0605	Excess Follow Form - Travelers Form Prior Policy # 494PB0549	$23,520.00

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 1

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how St. Paul Travelers compensates independent agents and brokers, please visit www.stpaultravelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 8-05 © 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

☐	ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒	ST. PAUL MERCURY INSURANCE COMPANY
☐	ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM

TRAVELERS FORM

DECLARATIONS:	Excess Follow Form Number: 494PB0605

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.	Named Insured: PIMCO Funds
	680 Newport Center Drive, Suite 250 Newport Beach, CA 92660
	(herein called Insured).

Item 2.	Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2006 and expire at 12:01 A.M. on July 1, 2007 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.	Single Loss Limit of Liability:		$10,000,000

Item 4.	Aggregate Limit of Liability:		$10,000,000

Item 5.	Schedule of Underlying Insurance:

	(A) 1.	Underlying Insurer: National Union Fire Ins Co of Pittsburgh, PA
	2.	Bond or Policy Number: 6213820
	3.	Bond or Policy Period: From. July 1, 2006 To: July 1, 2007
	4.	Limit of Liability:
		Single Loss Limit of Liability	$25,000,000
		Aggregate Limit of Liability	$25,000,000
	5.	Single Loss Deductible:	$250,000

	(B) 1.	Underlying Insurer: Federal Insurance Company
	2.	Bond or Policy Number: 81866024
	3.	Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
	4.	Limit of Liability:
		Single Loss Limit of Liability	$25,000,000
		Aggregate Limit of Liability	$25,000,000

	(C) 1.	Underlying Insurer: Continental Casualty Company
	2.	Bond or Policy Number: 267860356
	3.	Bond or Policy Period: From. July 1, 2006 To: July 1, 2007
		Limit of Liability:
		Single Loss Limit of Liability	$25,000,000
		Aggregate Limit of Liability	$15,000,000

XS100 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of 5

	(D) 1.	Underlying Insurer:
	2.	Bond or Policy Number:
	3.	Bond or Policy Period:	From: To-
	4.	Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Item 6.	Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

	Insurer’s Name:		National Union Fire Ins Co of Pittsburgh, PA
	Bond or Policy Number:		6213820
	Effective Date:		July 1,2006

Except as provided below:

Item 9.	The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 494PB0549 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto: XS201 Ed. 05-05

Secretary	President
Executed this 29th day of September, 2006.Countersigned

XS100 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 2 of 5

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A.	The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B.	In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.

If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D.	Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.	Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A.	Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B.	The Underwriter’s maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter’s maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C.	Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

XS100 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 3 of 5

D.	In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E.	In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C.	Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D.	Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A.	The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B.	The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

XS100 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 4 of 5

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the

Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

XS100 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 5 of 5

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO 494PB0605	DATE ENDORSEMENT OR RIDER EXECUTED 09/29/06	EFFECTIVE DATE OF ENDORSEMENT OR RIDER
		07/01/06	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO PIMCO Funds

CALIFORNIA PREMIUM ENDORSEMENT

1.	This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2.	The ☒ Premium ☐ Additional Premium ☐ Return Premium for the period from July 1, 2006 to July 1, 2007 is $23,520.00

3.	If the premium is payable in installments they are, or are amended to read as follows:

Payable on

Payable on

Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

XS201 Ed. 5-05
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:        FS 559-45-53-03

Name and Address of Insured:	PIMCO Funds 840 Newport Center Drive, Suite 300 Newport Beach, CA 92660

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a)	Would have been paid under the Underlying Coverage but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in ITEM 3, and

(b)	for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s liability.

ITEM 1.	BOND PERIOD: from 12:01 a.m. on 07/01/2006 to 12:01 a.m. on 07/01/2007
(inception) (expiration)

ITEM 2.	LIMIT OF LIABILITY AT INCEPTION:	$25,000,000 and $25,000,000 in the Aggregate for National Union Fire Insurance Company of Pittsburgh, PA (AIG) Investment Company Blanket Bond Insuring Agreements A, C, D, E, F, G, J, L, M.

ITEM 3.	UNDERLYING COVERAGE:

A)	PRIMARYCARRIER LIMIT:	National Union Fire Insurance Company of Pittsburgh, PA $25,000,000 and $25,000,000 in the Aggregate subject to a $250,000 deductible.
	BOND NUMBER:	621-3820
	BOND PERIOD:	07/01/2006-07/01/2007

B)	1ST EXCESS CARRIER: LIMIT:	Federal Insurance Company $25,000,000 and $25,000,000 in the Aggregate with a $250,000 deductible.

	BOND NUMBER:	81866024
	BOND PERIOD:	07/01/2006-07/01/2007

One Waterside Crossing, Windsor, CT 06095

Member of American Financial Group

	C)	2nd EXCESS CARRIER:	Continental Casualty Company
		LIMIT:	$15,000,000 and $15,000,000 in the Aggregate excess of $50,000,000 Limit, subject to a $250,000 deductible.

		BOND NUMBER:	267860356
		BOND PERIOD:	07/01/2006-07/01/2007

	D)	3rd EXCESS CARRIER:	St. Paul Mercury Insurance Company
		LIMIT:	$10,000,000 and $10,000,000 in the Aggregate, excess of $65,000,000 Limit, subject to a $250,000 deductible.
		BOND NUMBER:	0494BD0226
		BOND PERIOD:	07/01/2006-07/01/2007

ITEM 4.	Coverage provided by this Bond is subject to the following attached Rider(s): Riders 1 and 2

ITEM 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. FS 559-45-53 - 02, The cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this 7th day of September, 2006.

THE GREAT AMERICAN INSURANCE COMPANY

By
(Attorney-in-Fact)

Excess Follow Form Certificate May,

2003 ed.

One Waterside Crossing, Windsor, CT 06095

Member of American Financial Group

RIDER NO. 1

DROP DOWN RIDER

To be attached to and form part of Excess Follow Form Bond No. FS 559-45-53-03

In favor of PIMCO Funds

It is agreed that:

The attached bond is amended by adding an additional Condition as follows:

1.	All Underlying Coverage detailed in ITEM 3 of the Declarations shall be maintained in full force and effect during the period of this Bond, except for any reduction in the aggregate limits contained therein solely by payment of claims, including court costs and attorneys fees.

2.	If by reason of the payment of any claim or claims by the Underwriter during the period of this coverage, which reduces the aggregate limits of the underlying coverage, this Bond shall respond excess over the Single Loss Limits of Liability of the Underlying Carrier(s) named in Item 3 of the Declarations until the reduced Annual Aggregate Limits are exhausted; and in such event, this Bond shall continue in force as Primary Bond, and the Deductible set forth on the Declarations Page of the Primary Bond shall apply to this Bond.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached Bond other than as above stated

4.	This rider shall become effective as of 12:01 a.m. on 07/01/2006 standard time as specified in the Bond.

One Waterside Crossing, Windsor, CT 06095

Member of American Financial Group

RIDER NO. 2

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Excess Follow Form Investment Company Blanket Bond No. FS 559-45-53 - 03

in favor of PIMCO Funds

It is agreed that:

1.	In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period

From:	07/01/2006

To:	07/01/2007

Is:	Fifty Seven Thousand Five Hundred and 00/100 Dollars ($57,500.)

2.	This rider shall become effective as of 12:01 a.m. on 07/01/2006 standard time.

One Waterside Crossing, Windsor, CT 06095

Member of American Financial Group

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Reinsurance Company	POLICY NUMBER: RNN 715330

Item 1. Policyholder: PIMCO Funds 888 San Clemente Drive Suite 100 Newport Beach. CA 92660	Item 2. Policy Period: a. Inception Date July 1, 2006 b. Expiration Date July 1, 2007 Both dates at 12:01 a.m. at the address listed in Item 1
Item 3. Limits of Liability (inclusive of defense costs): a. Each Claim b. Maximum aggregate Limit of Liability for all Claim(s) During the Policy Period of all Insurance Products	$ 10,000,000 $ 10,000,000
Item 4. Underlying Insurance and Insurance Products: See Endorsement No. 1
Item 5. Endorsements Attached at Inception: SE1000 &SE0501
Item 6. Notices to Insurer: Notice of Claim(s) To Be Sent To: Axis Financial Insurance Solutions Claims Address: Connell Corporate Park Three Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357	All Other Notices To Be Sent To Axis Financial Insurance Solutions Address: Connell Corporate Park Three Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357
Item 7. Pending and Prior Claim Date: 07/01/2005	Item 8. Terrorism Coverage Premium: $ Included

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

July 01, 2006
Authorized Representative	Date

Secretary	President

SE 0100 (Ed. 0603)	Page 1 of 1	Printed in U.S.A.

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the Underlying Insurance and all information provided to the Insurer and any or all of the Underlying Insurers, and subject to the provisions of this Policy, the Insurer and the Policyholder, on its own behalf and on behalf of all Insureds, agree as follows.

I.	INSURING AGREEMENT

With respect to each Insurance Product, the Insurer shall provide the Insureds with insurance during the Policy Period excess of all applicable Underlying Insurance. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable Primary Policy and, to the extent coverage is further limited or restricted thereby, to any other applicable Underlying Insurance. In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable Underlying Insurance.

The insurance afforded under this Policy shall apply only after all applicable Underlying Insurance with respect to an Insurance Product has been exhausted by actual payment under such Underlying Insurance, and shall only pay excess of any retention or deductible amounts provided in the Primary Policy and other exhausted Underlying Insurance.

II.	DEFINITIONS

A.	Claim(s) means the event(s) which take place during the Policy Period and which trigger(s) coverage under the insuring agreement(s) of the Underlying Insurance.

B.	Insurance Product means each separate type of insurance identified as an “Insurance Product” in Endorsement No. 1 to this Policy.

C.	Insured(s) means any person(s) or entity(ies) that may be entitled to coverage under the Primary Policy at its inception.

D.	Insurer means the company identified as “Insurer” in the Declarations.

E.	Policy Period means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F.	Policyholder means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G.	Primary Policy means the specific policy identified as the “Primary Policy” under the applicable Insurance Product listed in Endorsement No. 1 to this Policy.

H.	Sublimit means any Underlying Limits which:

1.	applies only to a particular grant of coverage under such Underlying Insurance; and
2.	reduces and is part of the otherwise applicable limits of liability of such Underlying Insurance set forth in Item 4 of the Declarations.

I.	Underlying Insurance means each insurance policy which constitutes all or part of an Insurance Product, as scheduled in Endorsement No. 1 to this Policy.

J.	Underlying Insurers means any or all of the companies who issued the policies of Underlying Insurance.

K.	Underlying Limits means, with respect to each Insurance Product, an amount equal to the aggregate of all limits of liability for each Insurance Product stated in Endorsement No. 1 to this Policy, plus the uninsured retention or deductible, if any, applicable to the Primary Policy under such Insurance Product.

SE 0001 (Ed. 02 03)	Page 1 of 4	Printed in U.S.A.

III.	CONDITIONS OF COVERAGE

A.	For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1.	All of the Underlying Insurance in effect as of the inception date of the Policy Period shall be maintained in full effect with solvent insurers throughout the Policy Period except for any reduction or exhaustion of the Underlying Limits as provided in Section IV. below; and

2.	All Insureds shall comply fully with all of the provisions of this Policy.

B.	As a condition precedent to coverage under this Policy, the Insured shall give to the Insurer as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any Underlying Insurance, ii) any Underlying Insurance not being maintained in full effect during the Policy Period, or iii) an Underlying Insurer becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C.	If during the Policy Period the provisions of the Primary Policy are changed in any manner, as a condition precedent to coverage under this Policy, the Insured shall give written notice to the Insurer of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any Primary Policy or Underlying Insurance during the Policy Period shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the Primary Policy or the Underlying Insurance on the Insured paying any additional premium required by the Insurer for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the Policyholder must give the Insurer written notice of any additional or return premiums charged or allowed in connection with any Underlying Insurance.

IV.	REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A.	If the Underlying Limits are partially reduced solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as excess insurance over the remaining Underlying Limits.

B.	If the Underlying Limits are wholly exhausted solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as primary insurance with respect to the applicable Insurance Product(s) and the retention or deductible, if any, applicable under the Primary Policy(ies) shall apply under this Policy.

C	If any Underlying Limits are subject to a Sublimit then coverage hereunder shall not apply to any Claim which is subject to such Sublimit, provided however, that the Underlying Limit shall be recognized hereunder as depleted to the extent of any payment of such Claim subject to such Sublimit.

V.	LIMITS OF LIABILITY

A.	The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the Insurer’s liability for each Claim under the applicable Primary Policy, and shall be the maximum amount payable by the Insurer under this Policy for a single Claim, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B.	The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the Insurer under this Policy with respect to all Claims during the Policy Period for all Insurance Products.

SE 0001 (Ed. 02 03)	Page 2 of 4	Printed in U.S.A.

C.	This Policy does not provide coverage for any Claim not covered by the Underlying Insurance, and shall drop down only to the extent that payment is not made under the Underlying Insurance solely by reason of exhaustion of the Underlying Insurance through payments thereunder, and shall not drop down for any other reason. If any Underlying Insurer fails to make payments under such Underlying Insurance for any reason whatsoever, including without limitation the insolvency of such Underlying Insurer, then the Insureds shall be deemed to have retained any such amounts which are not so paid. If the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Insurance been so maintained.

D.	Payment by the Insurer of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI.	SETTLEMENTS AND DEFENSE

A.	No Insured under this Policy may, without the Insurer’s prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B.	The Insurer may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable Underlying Insurance has been exhausted.

C.	The Insured, and not the Insurer, has the duty to defend all Claims under this Policy.

VII.	SUBROGATION

A.	In the event of payment under this Policy, the Insurer shall be subrogated to all rights of recovery of each and all Insureds against any person or organization, and the Insureds shall do whatever is necessary to secure those rights to the satisfaction of the Insurer, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of such Insureds.

B.	Any amount recovered after payment under this Policy and any Underlying Insurance policies shall be apportioned among the Insurer and the Underlying Insurers net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII.	AUTHORIZATION

Except as stated in paragraph IX.A. below, the Policyholder shall be the sole agent of all Insureds with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX.	NOTICE

A.	With respect to any Claim, situation that could give rise to a Claim, or other matter as to which insurance may be sought under this Policy, the Policyholder or any Insured must give the Insurer written notice contemporaneously with and in the identical manner required by the applicable Primary Policy.

B.	All notices under this Policy shall be sent to the Insurer at the address set forth in Item 6. in the Declarations.

X.	MODIFICATION, CANCELLATION AND NONRENEWAL

A.	No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the Insurer.

SE 0001 (Ed. 02 03)	Page 3 of 4	Printed in U.S.A.

B.	The Policyholder may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C.	The Insurer may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the Policyholder written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the Policy Period shall terminate at the date and hour specified in the notice.

D.	The Insurer shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the Policyholder.

E.	The Insurer shall have no obligation to renew this Policy upon its expiration. If the Insurer decides not to renew this Policy, the Insurer shall provide written notice to the Policyholder by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

F.	Notwithstanding anything to the contrary set forth elsewhere in the Policy, in the event that any Underlying Insurance is rescinded by agreement or legal process for fraud or other material misrepresentation by the Policyholder or any of the Insureds, then this Policy shall be deemed to be automatically and immediately rescinded, but only with respect to any Insurance Product containing such rescinded Underlying Insurance.

XI.	EXCLUSIONS

The Insurer shall not be liable for any amount in any Claim taking place during the Policy Period and; arising under any Insurance Product, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A.	Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any Insured on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B.	Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

SE 0001 (Ed. 02 03)	Page 4 of 4	Printed in U.S.A.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 1, 2006

To be attached to and form part of Policy Number: RNN 715330

Issued to: PIMCO Funds

By: Axis Reinsurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of Underlying Insurance and Insurance Products is as follows:

A. Insurance Product: Fl Bond

1.	Primary Policy

Insurer	Policy Number	Limits	Policy Period
National Union Fire Insurance Company of Pittsburgh, PA	6213820	$25,000,000	07/01/06-07/01/07

2. Other Underlying Policies

Insurer	Policy Number	Limits	Policy Period
Federal Insurance Company	81866024	$25,000,000	07/01/06-07/01/07

Continental Insurance Company	267860356	$15,000,000	07/01/06-07/01/07

St. Paul Mercury Insurance Company	494BD0226	$10,000,000	07/01/06-07/01/07

Great American Insurance Company All other provisions remain unchanged.	FS 559-45-53-03	$25,000,000	07/01/06-07/01/07

Authorized Representative

July 01, 2006
Date

SE 1000 (Ed. 02 03)	Page 1 of 1	Printed in U.S.A.

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on July 1,2006

To be attached to and form part of Policy Number: RNN 715330

Issued to: PIMCO Funds

By: Axis Reinsurance Company

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: SECUREXCESS INSURANCE POLICY

1.	Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph C. is amended by the addition of the following:

The notice shall state the reason for the cancellation. Notice of cancellation shall be mailed or delivered to the Policyholder at the mailing address shown on the Policy and to the producer of record, if applicable, provided that the producer of record is not an employee of the Insurer.

2.	Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph E. is deleted and replaced by the following:

The Insurer shall have no obligation to renew this Policy upon its expiration. Once the Insurer chooses to nonrenew this Policy, or to condition renewal upon a reduction of the Policy’s Limit of Liability, an elimination of coverage, an increase in retention or an increase of more than 25 percent of the current Policy’s premium, the Insurer shall deliver or mail to the Policyholder at the mailing address shown on the Policy, and to the producer of record, if applicable, written notice stating such at least sixty (60) days but not more than one hundred twenty (120) days prior to the end of the Policy Period set forth in Item 2. in the Declarations. The notice shall include the specific reason for nonrenewal or conditional renewal.

All other provisions remain unchanged.

Authorized Representative

July 01, 2006
Date

SE 0501 (Ed. 1203)	Printed in U.S.A.

AXIS Financial Insurance Solutions

POLICY ISSUANCE NOTIFICATION

In order to prevent delay and to provide for the timely receipt of policies by the Insured, the Insured’s broker or agent has requested AXIS to provide the Insureds with a copy of this excess policy prior to AXIS’ receipt of all Underlying Insurance policies. Therefore, it is agreed by all parties that this policy is being issued subject to the following:

1.	This policy is being issued in accordance and reliance on the Primary Insurance and/or Underlying Insurance issuing their respective policies in accordance with the binders of insurance which have been provided to AXIS.

2.	If the Primary Insurance and/ or Underlying Insurance are not in conformance with their respective binders of insurance or they cancel or void their binders of insurance AXIS will have the right to alter, amend or void its Policy. Any such amendments shall be incorporated into and form part of the AXIS policy.

Effective January 15, 2004

SE 0501 (Ed. 1203)	Printed in U.S.A.

ARCH SPECIALTY INSURANCE COMPANY

A Wisconsin Corporation

ADMINISTRATIVE OFFICE	HOME OFFICE
One Liberty Plaza	300 First Stamford Place, 5lh Fl.
53* Floor	Stamford, CT 06902
New York, NY 10006 Tel: 800-817-3252

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE UNDERLYING POLICY(IES), THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY SHALL BE REDUCED BY AMOUNTS INCURRED AS DEFENSE COSTS AND EXPENSES.

DECLARATIONS

Terms appearing in bold in these Declarations are defined in the Policy.

Policy No,: FIF0008447-00
Item 1	Named Entity: Principal Address:	PIMCO Funds 840 Newport Center Drive Suite 300 Newport Beach, CA 94660
Item 2.	Policy Period: From: July 01, 2005	at 12:01 a.m. (local time at the address stated In Item 1.)
	To: July 01, 2006	at 12:01 a.m. (local time at the address stated in Item 1.)

Item 3.	Limit of Liability (inclusive of defense costs and expenses):
	a. Each Claim:	$ 5,000,000

	b. Maximum aggregate Limit of Liability for all Claims during the Policy Period:	$ 5,000,000
Item 4.

Followed Policy:

Issuing Carrier: National Union Fire Insurance Company

Form: 17-02-0842

Policy Number: 6213820

Limit of Liability: $25,000,000

Deductible or Self Insured Retention: $0/$0/$5,000/$250,000

06DOXD11100 07 03	Page 1 of 3

Item 5	Underlying and Excess Insurer Policy(ies):

	Issuing Company	Policy No.	Limits of Liability	Attachment
A. Primary Policy:
	National Union Fire Insurance Company	6213820	$25,000,000	$0
B. Underlying Excess Policy(ies)
First Excess	Federal Insurance Company	8186-6024	$25,000,000	$25,000,000
Second Excess	Continental Casualty Company	267860356	$15,000,000	$50,000,000
Third Excess	The St. Paul Mercury Insurance Company	494PB0605	$10,000,000	$65,000,000
Fourth Excess	Great American Insurance Company	FS 559-45-53-02	$25,000,000	$75,000,000
Fifth Excess	Axis Financial Insurance Solutions	RLN 506100	$10,000,000	$100,000,000
Sixth Excess
Seventh Excess
Eighth Excess

C. Excess Insurer

	Arch Specialty Insurance Company	FIF0008447-00	$5,000,000	$110,000,000
Item 6.	Premium:			$11,250

	Premium Attributable to Terrorism Risk Insurance:			$0

	(Included In Policy Premium : ) (In Addition To Policy Premium 9)
Item 7.	Endorsements Applicable to Coverage at Inception of Policy: (See attached Schedule of Forms and Endorsements.)
Item 8.	Notices to Excess Insurer:
	Notice Of Claim(s) To Be Sent To: Executive Assurance Claims Arch Specialty Insurance Company One Liberty Plaza, 53rd Floor New York, NY 10006 Fax:(646)746-8111	All Other Notices To Be Sent To: Executive Assurance Underwriting Arch Specialty Insurance Company One Liberty Plaza, 53”* Floor New York, NY 10006 Fax:(212)651-6499

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION FOR THIS POLICY, THE APPLICATIONS FOR ALL UNDERLYING INSURANCE, ALL MATERIALS SUBMITTED THEREWITH AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE EXCESS INSURANCE POLICY.

The Excess Insurer has caused this Policy to be signed and attested to by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Excess Insurer.

November 29, 2006
Authorized Representative	Date

Secretary	President

06DOXD11100 07 03	Page 2 of 3

Arch Specialty Insurance Company is licensed in the state of Wisconsin only.

Arch Specialty Insurance Company is not licensed in the state of New York and is not subject to its supervision.

06DOXD11100 07 03	Page 3 of 3

SCHEDULE OF FORMS AND ENDORSEMENTS

INSURED: PIMCO Funds POLICY NUMBER: FIF0008447-00	TERM: 07/01/2005 to 07/01/2006

ENDT. NO.	FORM NO.	TITLE
—	00DOX0112 00 04 03	EXCESS INSURANCE POLICY
1	00 DOX0047 00 01 03	PENDING AND PRIOR LITIGATION EXCLUSION (EXCESS) 7/01/2005
2	00 DOX0004 00 04 03	APPLICATION ENDORSEMENT (EXCESS)
3	00DOX0014 00 01 03	COVERAGE NOT FOLLOWING SUB-LIMIT -RECOGNIZING DEPLETION (EXCESS)
4	00 DOX0050 00 01 03	PRIOR KNOWLEDGE OR INFORMATION EXCLUSION (EXCESS)
—	02 ML0003 00 08 02	SERVICE OF SUIT
—	00 MLT0027 00 01 05	TERRORISM COVERAGE DISCLOSURE NOTICE
—	00DOX0186 00 10 06	EXCESS POLICY ISSUANCE

00 ML0012 00 09 04	Page 1 of 1

EXCESS INSURANCE POLICY

In consideration of the payment of the premium set forth in Item 6. of the Declarations of this Policy, and in reliance upon all statements made in the Application for this Policy, in the applications for all Underlying Insurance and in any other materials submitted to the Insurer designated in the Declarations of this Policy (hereinafter “the Excess Insurer”), which are incorporated into and constitute part of this Policy, and subject to the Limit of Liability set forth in Item 3. of the Declarations of this Policy, the Excess Insurer agrees with the Insureds as follows:

SECTION I

INSURING AGREEMENT.

A.	The Excess Insurer shall provide the Insureds coverage for Claims in excess of the Underlying Insurance.

B.	The insurance coverage afforded by this Policy shall apply only after exhaustion of the Underlying Limit solely as a result of actual payment, in legal currency, under the Underlying Insurance in connection with Claim(s) and after the Insureds shall have paid the full amount of any applicable deductible or self insured retentions.

C.	Except with respect to premium and Limit of Liability and as provided in this Policy, the insurance coverage afforded by this Policy shall apply in conformance with the terms and conditions of the Followed Policy and in conformance with any terms and conditions further limiting or restricting coverage in this Policy or in any other Underlying Insurance. In no event shall this Policy grant broader coverage than that provided by the most restrictive policy included in the Underlying Insurance.

SECTION II

LIMIT OF LIABILITY.

A.	The amount stated in Item 3.b. of the Declarations of this Policy shall be the maximum amount payable by the Excess Insurer on account of all’ Claims during the Policy Period.

B.	All payments by the Excess Insurer in connection with a Claim shall be part of and not in addition to the Limit of Liability set forth in Item 3. of the Declarations of this Policy, and shall reduce such Limit of Liability.

SECTION III

DEFINITIONS.

All terms defined in this Policy appear in bold.

A.	Claim(s) shall have the same meaning in this Policy as given to it in the Followed Policy.

B.	Insured(s) means any person(s) or entity(ies) that are entitled to coverage under the Followed Policy at its inception.

C.	Followed Policy, Named Entity, Primary Policy, Policy Period and Underlying Excess Policies, are as identified in the Declarations of this Policy.

D.	Underlying Insurance means the Primary Policy and any Underlying Excess Policies listed in Item 5. of the Declarations of this Policy.

00 DOX0112 00 04 03	Page 1 of 4

E.	Underlying Limit means an amount equal to the aggregate of all limits of liability for all Underlying Insurance, plus the deductible or self insured retention, if any, applicable under the Primary Policy.

SECTION IV

MAINTENANCE OF AND CHANGES TO UNDERLYING INSURANCE.

A.	As a condition to the coverage of this Policy, the Insureds shall maintain all Underlying Insurance in full force and effect with solvent insurers during the Policy Period, except for reduction or exhaustion of the Underlying Limit by payment in connection with Claims.

B.	In the event of depletion of the Underlying Limit by payment in connection with Claim(s), this Policy shall, subject to the Limit of Liability stated in Item 3. of the Declarations of this Policy, continue to apply as excess insurance over the amount of insurance remaining under such Underlying Insurance.

C.	In the event of exhaustion of all of the Underlying Limit by payment in connection with Ciaim(s), this Policy shall, subject to the Limit of Liability stated in Item 3. of the Declarations of this Policy, continue in force as primary insurance subject to the terms and conditions and the deductible or self Insured retention under the Primary Policy, which deductible or self insured retention shall be applied to any subsequent Claim in the same manner as specified in the Primary Policy.

D.	This Policy shall drop down only in the event of reduction or exhaustion of all of the Underlying Limit by payment in connection with Claim(s), and shall not drop down for any other reason including, but not limited to: (i) any exhaustion of a sublimit of any Underlying Insurance; or (ii) uncollectibility, in whole or In part, of any Underlying Insurance whether due to financial impairment or insolvency, liquidation, or for any other reason; or (iii) failure of the Insured to maintain any Underlying Insurance. The risk of any gaps in coverage or uncollectibility for any reason is expressly retained by the Insured, and is not assumed or insured by the Excess Insurer.

E.	As a condition precedent to coverage under this Policy, the Insureds shall give to the Excess Insurer written notice and the full particulars of: (i) cancellation of any Underlying Insurance; (ii) reduction and or exhaustion of the Underlying Limit; (iii) additional or return premium in connection with any Underlying Insurance; (iv) any changes to the Underlying Insurance by rewrite, endorsement or otherwise; and (v) the initiation of any receivership, liquidation, dissolution, rehabilitation or similar proceeding by any regulatory authority or any other person or entity against the issuing company of any Underlying Insurance. Such notice shall be sent to the Excess Insurer immediately upon receipt of such notice by the Named Entity or any Insured.

F.	In the event of any changes to any Underlying Insurance during the Policy Period, this Policy shall become subject to any such changes upon the effective date of the changes in the Underlying Insurance only if and to the extent that consent of the Excess Insurer is expressly endorsed’ hereon and provided that the Insureds shall pay any additional premium reasonably required by the Excess Insurer for such changes.

G.	This Policy shall terminate immediately upon the termination of any Underlying Insurance, whether by the Insured or by the issuer of the Underlying Insurance. .Notice of cancellation or non-renewal of all or part of the Underlying Insurance duly given by any such Insurer shall serve as notice pf the cancellation or non-renewal of this Policy by the Excess Insurer. Return premium, if any, shall be as provided in Section VIII.C. below.

00 DOX0112 00 04 03	Page 2 of 4

SECTION V

DUTIES IN THE EVENT OF A CLAIM.

A.	With respect to any Claim(s) that, alone or combined, might result in payment pursuant /to the insurance coverage afforded under this Policy, the Insured shall hot admit liability and shall not agree to settle any Claim without the Excess Insurer’s consent.

B.	The Insured shall give notice under this Policy as provided in the Followed Policy and at the address shown in Item 8. of the Declarations of this Policy. Notice to the issuer of- the Followed Policy, the Primary Policy, or any other Underlying Insurer shall not constitute notice to the Excess Insurer,

C.	With’ respect to any Claim(s) that, alone or combined, might result in payment pursuant to the insurance coverage afforded under this Policy, no costs, charges or expenses for investigation or defense of any Claim shall be incurred, or settlements made, without the Excess Insurer’s consent, such consent not to be unreasonably withheld.

D.	If legal proceedings are begun, the Insured shall forward to the Excess Insurer a copy of each pleading or document received by the Insured or the Insured’s representatives, together with copies of reports or investigations made by the Insured or the Insured’s representatives with respect to such proceedings.

E.	The Excess Insurer may, at its sole option, elect to effectively participate in the investigation, settlement or defense of any Claim against any Insured for matters covered by this Policy even if the Underlying Limit has not been exhausted. The Excess Insurer may, at its own expense, elect to appeal any judgment which may involve the insurance provided by this Policy.

SECTION VI

COOPERATION. The Insured shall give the Excess Insurer such information and cooperation as the Excess Insurer may reasonably require.

SECTION VII

SUBROGATION AND RECOVERIES. In the event of any payment under this Policy, the Excess Insurer shall be subrogated to all of the Insureds’ rights of recovery against any person or organization, and the Insured shall execute and deliver all instruments and papers and do whatever else may be necessary to secure such rights.

Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

SECTION VIII

CANCELLATION.

A.	This Policy may be cancelled by the Named Entity at any time by written notice or by surrender of this Policy to the Excess Insurer at the. address listed in Item 8. of the Declarations of this Policy, stating when thereafter the cancellation shall be effective.

B.	Except as provided in Section IV.G. above, this Policy may be cancelled by or on behalf of the Excess Insurer by mailing or delivering to the Named Entity at the address shown in Item 1. of the Declarations of this Policy written notice stating when such cancellation shall be effective. Notice of cancellation will be provided at least ten (10) days before the effective date of cancellation if the Excess Insurer is cancelling this Policy for nonpayment of premium. Notice of cancellation will be provided at least sixty (60) days before the effective date of cancellation if this Policy is cancelled for any other reason. The mailing of such notice shall be sufficient notice and the effective date of cancellation shall become the end of the Policy Period. Delivery of such notice shall be equivalent to mailing.

00 DOX0112 00 04 03	Page 3 of 4

C.	If this Policy is cancelled by the Named Entity, the Excess Insurer shall retain the customary short-rate portion of the premium. If this Policy is cancelled by the Excess Insurer, the Excess Insurer shall send the applicable portion of the pro-rata premium refund to the Named Entity at the address shown in Item 1. of the Declarations of this Policy. Premium adjustment may be made as soon as practicable after cancellation is effective and payment or tender of any unearned premium by the Excess Insurer shall not be a condition precedent to the effectiveness of cancellation.

SECTION IX

ASSIGNMENT. This Policy and any and all rights hereunder are not assignable without the prior written consent of the Excess Insurer.

SECTION X

NAMED ENTITY AUTHORIZATION CLAUSE. By acceptance of this Policy, the Insureds and the Named Entity agree that the Named Entity will act on behalf of all of the Insureds as well as the Named Entity with respect to the giving and receiving of all notices, the payment of premiums, and the receiving of any return premium that may become due.

SECTION XI

CAPTIONS. The headings or captions used in this Policy are for the purposes of reference only and shall not otherwise affect the meaning of this Policy.

00 DOX0112 00 04 03	Page 4 of 4

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PENDING AND PRIOR LITIGATION EXCLUSION (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1.	The Excess Insurer shall not be liable to make any payment in connection with a Claim arising out of, based upon or attributable to:

a.	any litigation, formal or informal investigations, administrative proceedings, claims, demands, arbitration, legal or quasi-legal proceedings, decrees or judgments against any Insured occurring prior to, or pending as of, July 01, 2005:

b.	any subsequent litigation, formal or informal investigations, administrative proceedings, claims, demands, arbitration, legal or quasi-legal proceedings, decrees or judgments against any Insured arising from or based on any matter alleged in such prior or pending litigation, formal or informal investigations, administrative proceedings, claims, demands, arbitration, legal or quasi- legal proceedings, decrees or judgments against any Insured; or

c.	any Wrongful Act which gave rise to such prior or pending litigation, formal or informal investigations, administrative proceedings, claims, demands, arbitration, legal or quasi-legal proceedings, decrees or judgments against any Insured, or any other Wrongful Act whenever occurring, which, together with a Wrongful Act described above, constitute Interrelated Wrongful Acts

2.	“Wrongful Act” means any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act.

3.	“Interrelated Wrongful Acts” means Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of causally connected, facts,, circumstances, situations, events, transactions or causes.

All other terms.= and conditions of this Policy remain unchanged.

Endorsement Number:1

Policy Number: FIF0008447-00

Named Insured: PIMCO Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 01, 2005’

00 DOX0047 00 01 03	Page 1 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

APPLICATION ENDORSEMENT (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

The term “Application” or “Renewal Application,” as used in this Policy or any Underlying Insurance shall mean;

1.	Each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this Policy or any Underlying Insurance or the underwriting of any other directors and officers and/or corporation (or equivalent) liability policy issued by the Excess Insurer or an insurer of any Underlying Insurance, or any of their affiliates, of which this Policy or any Underlying Insurance is a renewal, replacement or which it succeeds in time;

2.	Any public documents filed by the Insureds with the Securities and Exchange Commission (“SEC”) or any similar state, local, or foreign regulatory agency, including, but not limited to, the Annual Report(s), 1OKs, 1OQs, 8Ks and proxy statements of an entity that is an Insured; and

3.	Any other written public statement or certification required by law to be made by the chief executive officer, chief financial officer or other executive officer of an entity that is an Insured regarding the accuracy, completeness or adequacy of such Insured’s financial statements, SEC filings, or internal controls.

All such applications, attachments, materials, filings and .certifications, whether or not furnished to the Excess Insurer, are deemed attached to and incorporated into this Policy.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 2

Policy Number: FIF0008447-00

Named Insured: PIMCO Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 01, 2005

00 DOX0047 00 04 03	Page 2 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE NOT FOLLOWING SUB-LIMIT -

RECOGNIZING DEPLETION (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1.	This Policy shall not afford coverage for any Claim within any sub-limit of coverage afforded under Policy No. 6213820 issued by National Union Fire Insurance Company of Pittsburg, PA.

2.	However, solely for the purpose of determining the amount remaining of the limits of liability of the Underlying Insurance, any amounts paid under the Underlying Insurance resulting from any Claim within the sub-limit of coverage afforded under such Endorsement shall be deemed to apply to reduce or exhaust the limits of liability of the Underlying Insurance.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 3

Policy Number: FIF0008447-00

Named Insured: PIMCO Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 01, 2005

00DOX0014 00 01 03	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PRIOR KNOWLEDGE OR INFORMATION EXCLUSION (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

If any Insured as of July 7, 2005 has any knowledge of or information concerning any act, error, omission, fact, matter or circumstance that might give rise to a Claim under this Policy, the Excess Insurer shall not be liable to make any payment under this Policy as a result of a Claim arising out of, based upon or attributable to any such act, error, omission, fact, matter or circumstance.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 4

Policy Number: FIF0008447-00

Named Insured: PIMCO Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 01,2005

00 DOX0050 00 01 03	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SERVICE OF SUIT

It is agreed that in the event of the failure of this Company to pay any amount claimed to be due hereunder, this Company, at the request of the Insured, will submit to the jurisdiction of any Court of Competent Jurisdiction within the United States and will comply with all requirements necessary to give such Court jurisdiction and all matters arising hereunder shall be determined in accordance with the law and practice of such Court.

It is further agreed that service of process in such suit may be made upon the highest one in authority bearing the title “Commissioner”, “Director” or “Superintendent” of Insurance of the state or commonwealth wherein the property covered by this policy is located, and that in any suit instituted against it upon this contract this Company will abide by the final decision of such Court or any Appellate Court in the event of an appeal. The one in authority bearing the title “Commissioner”, “Director” or “Superintendent” of Insurance of the state or commonwealth wherein the property covered by this policy is located is hereby authorized and directed to accept service of process on behalf of this Company in any such suit and/or upon the Insured’s request to give a written undertaking to the Insured that they will enter a general appearance upon this Company’s behalf in the event such a suit shall be instituted.

All other terms and conditions of this policy remain unchanged.

This endorsement is effective on the inception date of this policy unless otherwise stated herein.

(The information below is required only when this endorsement is issued subsequent to preparation of the policy.)

Policy Number:FIF0008447-00

Named Insured: PIMCO Funds

Endorsement Effective Date: July 01, 2005

02 ML0003 00 08 02

TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. The Act provides that, to be certified, an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States.

In accordance with the Terrorism Risk Insurance Act of 2002, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under the federal program as an act of terrorism committed by an individual(s) acting on behalf of a foreign person or foreign interest. The policy’s other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if “terrorism” results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United-States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 90% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

DISCLOSURE OF PREMIUM

Your premium for terrorism coverage is: $0

(This charge/amount is applied to obtain the final premium.)

You may choose to reject the offer by signing the statement below and returning it to us. Your policy will be changed to exclude the described coverage. If you chose to accept this offer, this form does not have to be returned.

REJECTION STATEMENT

I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

PIMCO Funds
Policyholder/Legal Representative/Applicant’s Signature	Named Insured
Arch Specialty Insurance Company
Print Name of Policyholder/Legal Representative /Applicant	Insurance Company
Date:	Policy Number: FIF00Q8447-00

00 MLT0027 00 01 05	Page 1 of 1

EXCESS POLICY ISSUANCE NOTICE

NOTICE:	This excess policy has been issued prior to our receipt of any underlying insurance policy. This excess policy has been issued based upon the underlying insurance policy information specified in the application for this policy or in the underlying insurance binders furnished to us. By issuing this excess policy, we do not waive our rights to seek appropriate legal remedies based upon any discrepancies between the underlying insurance policy information furnished to us at the time that this excess policy was bound and the actual policy provisions of any underlying insurance furnished to us after the issuance of our binder.

00 DOX0186 00 10 06	Page 1 of 1

Lloyd’s Policy

We, Underwriting Members of the Syndicates whose definitive numbers and proportions are shown in the Table attached hereto (hereinafter referred to as ‘the Underwriters’), hereby agree, in consideration of the payment to Us by or on behalf of the Assured of the Premium specified in the Schedule, to insure against loss, including but not limited to associated expenses specified herein, if any, to the extent and in the manner provided in this Policy.

The Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, and therefore each of the Underwriters (and his Executors and Administrators) shall be liable only for his own share of his Syndicate’s proportion of any such Loss and of any such Expenses. The identity of each of the Underwriters and the amount of his share may be ascertained by the Assured or the Assured’s representative on application to Lloyd’s Policy Signing Office, quoting the Lloyd’s Policy Signing Office number and date or reference shown in the Table.

If the Assured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claim hereunder shall be forfeited.

In Witness whereof the General Manager of Lloyd’s Policy Signing Office has signed this Policy on behalf of each of Us.

LLOYD’S POLICY SIGNING OFFICE General Manager

J(A) NMA2421 (3/1/95) Form approved by Lloyd’s Market Association

LLOYD’S

THE ASSURED IS REQUESTED TO READ THIS POLICY. IF IT IS INCORRECT, PLEASE RETURN

IT IMMEDIATELY TO YOUR BROKER OR AGENT FOR ALTERATION.

IN ALL COMMUNICATIONS THE POLICY NUMBER APPEARING OVERLEAF SHOULD BE

QUOTED

NOTICE

1.	THE INSURANCE POLICY THAT YOU HAVE PURCHASED IS BEING ISSUED BY AN INSURER THAT IS NOT LICENSED BY THE STATE OF CALIFORNIA. THESE COMPANIES ARE CALLED “NONADMITTED” OR “SURPLUS LINE” INSURERS.

2.	THE INSURER IS NOT SUBJECT TO THE FINANCIAL SOLVENCY REGULATION AND ENFORCEMENT WHICH APPLIES TO CALIFORNIA LICENSED INSURERS.

3.	THE INSURER DOES NOT PARTICIPATE IN ANY OF THE INSURANCE GUARANTEE FUNDS CREATED BY CALIFORNIA LAW. THEREFORE, THESE FUNDS WILL NOT PAY YOUR CLAIMS OR PROTECT YOUR ASSETS IF THE INSURER BECOMES INSOLVENT AND IS UNABLE TO MAKE PAYMENTS AS PROMISED.

4.	CALIFORNIA MAINTAINS A LIST OF ELIGIBLE SURPLUS LINE INSURERS APPROVED BY THE INSURANCE COMMISSIONER. ASK YOUR AGENT OR BROKER IF THE INSURER IS ON THAT LIST.

5.	FOR ADDITIONAL INFORMATION ABOUT THE INSURER YOU SHOULD ASK QUESTIONS OF YOUR INSURANCE AGENT, BROKER, OR “SURPLUS LINE” BROKER OR CONTACT THE CALIFORNIA DEPARTMENT OF INSURANCE, AT THE FOLLOWING TOLL-FREE TELEPHONE NUMBER: 1-800-927-4357.

6.	IF YOU, AS THE APPLICANT, REQUIRED THAT THE INSURANCE POLICY YOU HAVE PURCHASED BE BOUND IMMEDIATELY, EITHER BECAUSE EXISTING COVERAGE WAS GOING TO LAPSE WITHIN TWO BUSINESS DAYS OR BECAUSE YOU WERE REQUIRED TO HAVE COVERAGE WITHIN TWO BUSINESS DAYS, AND YOU DID NOT RECEIVE THIS DISCLOSURE FORM AND A REQUEST FOR YOUR SIGNATURE UNTIL AFTER COVERAGE BECAME EFFECTIVE, YOU HAVE THE RIGHT TO CANCEL THIS POLICY WITHIN FIVE DAYS OF RECEIVING THIS DISCLOSURE. IF YOU CANCEL COVERAGE, THE PREMIUM WILL BE PRORATED AND ANY BROKER FEE CHARGED FOR THIS INSURANCE WILL BE RETURNED TO YOU.

12/04 LSW1147A

MARSH SHORT EXCESS POLICY No.l

Item 1.	Policy Number:	509/QA049306

Item 2.	The Risk:	Investment Company Blanket Bond

Item 3.	Name of Assured (herein Assured):	PIMCO Funds

	Principal Address:	Suite 300, 840 Newport Centre Drive, Newport Beach, CA 92660

Item 4.	Policy Period from 12:01 a.m. on 1st July 2006 (inception date) to 12:01 a.m. on 1st July 2007 (expiration date), standard time at the Principal Address as to each of said dates.

IMPORTANT: THIS POLICY DEFINITELY EXPIRES ON THE DATE STATED ABOVE WITHOUT FURTHER NOTICE BY OR ON BEHALF OF THE UNDERWRITERS.

Item 5.	Limit of Liability:	USD 50,000,000	each and every loss and in the aggregate

Item 6.	Underlying Limit(s):	USD 115,000,000	each and every loss and in the aggregate

Item 7.	Primary Insurer(s)	National Union Fire Insurance Company Policy No. 6213820

Item 8.	Premium:	USD 90,000 including TRIA, hereon: 82.6086% thereof.

Item 9.	Notification of Loss to:	Marsh Risk and Insurance Services Three Embarcadero Center San Francisco, CA 94111	Marsh Ltd, FINPRO Practice Tower Place London E18DX

Dated in London: 10th July 2006

We, the Underwriters subscribing to this Policy hereby agree, subject to the Schedule, conditions, limitations and other terms of this Policy, to make good to the Assured such loss as stated in the several Insuring Agreements/Clauses or Coverage of the Policy(ies) issued to the Assured by the Primary Insurers) shown in Item 7. of the Schedule.

CONDITIONS

1.	This Policy is subject to the same conditions, limitations and other terms (except as regards the premium, the amount and limits of liability and the renewal agreement, if any, and except as otherwise provided herein) as are contained in or may be added to the Policy(ies) of the Primary Insurer(s).

Any amendment or alteration to the Policy(ies) of the Primary Insurer(s) including but not limited to any extension in the scope or nature of the coverage afforded, shall be binding hereunder.

It is a condition of this Policy that the Policy(ies) of the Underlying Insurer(s) shall be maintained in full force and effect during the currency of this Policy except for the partial erosion or complete exhaustion of any aggregate limit(s) contained therein solely by payment of claims.

2.	The Underwriters’ liability to pay under this Policy shall attach only when the Underlying Insurer(s) shall have paid or have been held liable to pay, the full amount of the Underlying Limit(s) shown in Item 6. of the Schedule and then for no more than the Limit of Liability shown in Item 5. of the Schedule subject, however, to Condition 3. of this Policy.

3.	In the event of erosion or exhaustion of the Underlying Limit(s) by payment of claims this Policy shall

(a)	if erosion be partial, pay the excess of the reduced Underlying Limit(s) of the Policy(ies) of the Underlying Insurer(s), or

(b)	if exhaustion be complete, continue in force in place of such Policy(ies) of the Underlying Insurer(s);

subject always to the Limit of Liability as stated in Item 5. of the Schedule.

4.	It is a condition of this Policy that the Assured, upon discovery of any loss involving (or potentially involving) amounts which could give rise to a claim hereunder, shall give notice thereof to the person or firm named in Item 9. of the Schedule.

Short Excess Policy No.l (Step Down)

FIXSBOND

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a)	ceases underwriting; or

b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c)	has its authority to carry on insurance business withdrawn,

the Assured may terminate that Underwriter’s participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Assured.

NMA2975

30/05/03

Form approved by Lloyd’s Market Association [Non-Marine]

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1.	war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2.	any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or governments), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Underwriters allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Assured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01

NMA2918

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW &

RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the “U.S. Terrorism Risk Insurance Act of 2002 “ as amended as summarized in the disclosure notice.

In consideration of an additional premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any “act of terrorism” as defined in the “U.S. Terrorism Risk Insurance Act of 2002” as amended (“TRIA”).

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an “act of terrorism” as defined in TRIA. The coverage provided by this Endorsement shall expire at 12.00 midnight December 31st, 2007, the date on which the TRIA Program is scheduled to terminate or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of “act of terrorism”.

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5052

22/12/05

Form approved by Lloyd’s Market Association

RETROACTIVE DATE EXCLUSION

It is agreed that Underwriters hereon shall not be liable for any loss sustained prior to 1st July, 2006.

PRIMARY POLICY AMENDMENT

It is agreed that for the purpose of coverage hereunder, Rider No. 8 - Omnibus Wording -paragraph 2 of the Underlying Primary Policy is deleted.

CHOICE OF LAW AND JURISDICTION

In the first instance any dispute concerning this Policy shall be subject to the laws of the State of California but subject always to the provisions of the Service of Suit Clause below.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Sedgwick Detert Moran & Arnold, One Embarcadero Center, 16th Floor, San Francisco, California 94111-3765, U.S.A. and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Underwriters’ behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

24/4/86

NMA1998

PREMIUM PAYMENT WARRANTY

The Premium must be paid to and received by Underwriters within 45 days of inception. If this warranty is not complied with, then this Insurance shall be cancelled ab initio.

LINES CLAUSE

This Insurance, being signed for 82.6086% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA2419

SEVERAL LIABILITY

The subscribing Insurers’ obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing Insurers are not responsible for the subscription of any co-subscribing Insurer who for any reason does not satisfy all or part of its obligations.

Several Liability Notice (Insurance) LSW1001

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE	61806 15/08/06	BROKER NUMBER 0509

PROPORTION %	SYNDICATE	UNDERWRITER’S REFERENCE

17.3913	2987	TD097Q06A000
17.3913	2000	630U00121066
17.3913	1183	CFP057229A06
13.0434	382	FBAKEA0897AX
17.3913	2488	AKFF66LJ6000

TOTAL LINE	No. OF SYNDICATES
82.6086	5

	THE LIST OF UNDERWRITING MEMBERS OF LLOYDS IS IN RESPECT OF 2006
YEAR OF ACCOUNT

BUREAU USE ONLY I	Page 1 of 1
USE1 55 9040

Companies

Insurance Policy

We, the Insurers, hereby severally agree, in consideration of the payment to us, or the promise of payment to us, by the Insured of the premium specified in the Schedule, to insure against loss, damage, liability or expense in the proportions and manner hereinafter provided. Each Insurer shall be liable only for its own respective proportion.

In witness whereof the name of the Managing Director of Ins-sure Services Limited is subscribed on behalf of each of the Insurers in accordance with the provisions of the Services Agreement that each of the Insurers has with London Processing Centre Limited (a wholly owned subsidiary of Ins-sure Services Limited).

Managing Director

This policy is not valid unless it bears the signature of the Managing Director of Ins-sure Services Limited.

Policy Number	509/QA049306

Insured	PIMCO Funds

Period of Insurance

From 1st July 2006	To 1st July 2007

Both days as expressed in the Co-Insuring Policy and for such further period or periods as may be mutually agreed upon.

Type of Insurance	Investment Company Blanket Bond as more fully set forth in the Co-Insuring Policy.

Premium	USD 90,000

Hereon	17.3914% of the Premium and Limit of Liability as more fully set forth in the Co-Insuring Policy.

Co-Insurance Clause

This Policy is subject to the same terms, conditions, limitations and exclusions as more fully defined in Policy Number 509/QA049306 issued by Lloyd’s Policy Signing Office on the identical subject matter and risk.

Several Liability

The subscribing Insurers’ obligations under this contract are several and not joint and are limited, solely to the extent of their individual signed subscriptions. The subscribing Insurers are not responsible for the subscription of any co-subscribing Insurer who for any reason does not satisfy all or part of its obligations.

BUREAU REFERENCE	0607270000286

PROPORTION CODE	MEMBER COMPANY AND REFERENCE
%

17.3914000 W3206	WUERTTEMBERGISCHE VERSICHERUNG A.G. 202461300006

17.3914000     % TOTAL

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1.	Name of Insured	PIMCO Funds	BOND NUMBER

	Principal Address:	Suite 300	6213820
		840 Newport Center Drive Newport Beach CA 92660

		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 07/01/2006 to 12:01 a.m. on 07/01/2007

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability

Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	FIDELITY	$25,000,000	$250,000
Insuring Agreement B	AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C	ON PREMISES	$25,000,000	$250,000
Insuring Agreement D	IN TRANSIT	$25,000,000	$250,000
Insuring Agreement E	FORGERY OR ALTERATION	$25,000,000	$250,000
Insuring Agreement F	SECURITIES	$25,000,000	$250,000
Insuring Agreement G	COUNTERFEIT CURRENCY	$25,000,000	$250,000
Insuring Agreement H	STOP PAYMENT	$50,000	$5,000
Insuring Agreement I	UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	COMPUTER SYSTEMS	$25,000,000	$250,000
Insuring Agreement K	UNAUTHORIZED SIGNATURES	$50,000	$5,000
Insuring Agreement L	AUTOMATED PHONE SYSTEMS	$25,000,000	$250,000
Insuring Agreement M	TELEFACSIMILE	$25,000,000	$250,000

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-8

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6213820 in favor of PIMCO Funds effective as of 07/01/2006

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Allianz Funds

PIMCO Funds Pacific Investment Management Series (PIMS)

PIMCO Funds-PAPS

PIMCO Variable Insurance Trust (PVIT)

PIMCO Commercial Mortgage Securities Trust (PCM)

PIMCO Strategic Global Government Fund (RCS)

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 07/01/2006 Signed, Sealed and dated

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 2 AMENDMENT TO

TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on 07/01/2006

By:
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.3 INSURING

AGREEMENT J

To be attached to and form part of Bond No. 6213820 in favor of PIMCO Funds

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit, (iii) and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “. . . at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Twenty-Five Million Dollars ($25,000,000 ), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Two Hundred Fifty Thousand Dollars ( $250,000 ), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.4 INSURING

AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond Bo. 6213820 in favor of PIMCO Funds.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be Fifty Thousand Dollars ($50,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five Thousand Dollars ($5,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on 01-JUL-2006 as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.5

INSURING AGREEMENT L

To be attached to and form part of Bond No. 6213820

Issued to PIMCO Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b. Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 01-JUL-2007 standard time as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO.6

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6213820 issued to PIMCO Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.	The limit of Liability for the coverage provided by this rider shall be Twenty-Five Million Dollars ($25,000,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of Two Hundred Fifty Thousand Dollars ($250,000), but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 7

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

1.	Insuring Agreement, (A) Fidelity, paragraph (2) is hereby amended to read as follows:

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the employee to receive such benefit, other than salaries, commission, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of employment.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 8 Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6213820 in favor of PIMCO Funds.

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1.	Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 01-JUL-2006 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY OF

PITTSBURGH, PA

RIDER No. 9

To be attached to and form part of Bond No. 6213 82 0 in favor of PIMCO Funds.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:

Allianz Funds

AMM Asset Allocation Fund

CCM Capital Appreciation Fund

CCM Emerging Companies Fund

CCM Focused Growth Fund

CCM Mid Cap Fund

NACM Flex Cap Value Fund

NACM Global Fund

NACM Growth Fund

NACM International Fund

NACM Pacific Rim Fund

NFJ Dividend Value Fund

NFJ International Fund

NFJ Large Cap Value Fund

NFJ Small Cap Value Fund

OCC Core Equity Fund

OCC Renaissance Fund

OCC Value Fund

PEA Equity Premium Strategy Fund

PEA Growth Fund

PEA Opportunity Fund

PEA Target

RCM Biotechnolgy Fund

RCM Financial Services Fund

RCM Healthcare Fund

RCM Global Resources Fund

RCM Global Small Cap Fund

RCM International Growth Equity Fund

RCM Large Cap Fund

RCM Mid Cap Fund

RCM Small Cap Fund

RCM Strategic Growth Fund

RCM Targeted Core Growth Fund

RCM Technology Fund

PAPS

International Portfolio

Emerging Markets Portfolio

Short-Term Portfolio

Short-Term Portfolio II

U.S. Government Sector Portfolio

Mortgage Portfolio

High Yield Portfolio

Developing Local Markets Portfolio

Real Return Portfolio

Investment Grade Corporate Portfolio

Municipal Sector Portfolio

Asset-Backed Securities Portfolio

PCM

PIMCO Commercial Mortgage Securities Trust

PIMCO Funds

Money Market Fund

Total Return Fund II

Short-Term Fund

Low Duration Fund

Total Return Fund

Long-Term U.S. Government Fund

StockPLUS Fund

Total Return Fund III

Low Duration Fund II

High Yield Fund

Global Bond Fund (Unhedged)

Foreign Bond Fund (U.S. Dollar-Hedged)

Global Bond Fund (U.S. Dollar-Hedged)

Low Duration Fund III

Moderate Duration Fund

Real Return Fund

Total Return Mortgage Fund

GNMA Fund

Emerging Markets Bond Fund

Municipal Bond Fund

Convertible Fund

Short Duration Municipal Income Fund

California Intermediate Municipal Bond Fund

New York Municipal Bond Fund

Investment Grade Corporate Bond Fund

Real Return Asset Fund

Commodity Real Return Strategy Fund

All Asset Fund

StocksPLUS Fund Total Return Fund

All Asset All Authority Fund

Floating Income Fund

Diversifies Income Fund

European StocksPLUS TR Strategy Fund

Far East (ex-Japan) StocksPLUS TR Strategy Fund

Fundamental IndexPLUS Fund

Fundamental IndexPLUS TR Fund

Intentional StocksPLUS TR Strategy Fund

Japanese StocksPLUS TR Strategy Fund

Developing Local Markets Fund

Foreign Bond Fund (Unhedged)

Small Cap StockPLUS TR Fund

RealEstateRealReturn Strategy Fund

StocksPLUS TR Short Strategy Fund

PVIT

Total Return Portfolio

StocksPLUS® Growth and Income Portfolio

Foreign Bond Portfolio (U.S. Dollar-Hedged)

Global Bond Portfolio (Unhedged)

High Yield Portfolio

Money Market Portfolio

Short-Term Portfolio

Low Duration Portfolio

Long-Term U.S. Government Portfolio

Total Return Portfolio II

Real Return Portfolio

Emerging Markets Bond Portfolio

RealEstateRealReturn Strategy Portfolio

CommodityRealReturn Strategy Portfolio

All Asset Portfolio

StocksPLUS® Total Return Portfolio

RCS

PIMCO Strategic Global Government Fund Inc.

Premier VIT

OpCap Managed Portfolio

OpCap Small Cap Portfolio

OpCap Global Equity Portfolio

OpCap Equity Portfolio

OpCap Mid Cap Portfolio

PEA Renaissance Portfolio

NFJ Dividend Value Portfolio

OpCap Balance Portfolio

Municipal Advantage Fund

Fixed Income Shares

Series C

Series M

Series R

Daily Asset Fund

PIMCO Municipal Income Fund

PIMCO New York Municipal Income Fund

PIMCO Calif Municipal Income Fund

PIMCO Corporate Income Fund

PIMCO Municipal Income Fund II

PIMCO New York Municipal Income Fund

PIMCO Calif Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund III

PIMCO Calif Municipal Income Fund III

PIMCO Corporate Opportunity Fund

Nicholas-Applegate Convertible & Income Fund

PIMCO High Income Fund

Nicholas-Applegate Convertible & Income Fund

PIMCO High Income Fund

Nicholas-Applegate Convertible & Income Fund II

PIMCO Floating Rate Income Fund

PIMCO Floating Rate Strategy Fund

NFJ Dividend, Interest & Premium Strategy Fund

Nicholas-Applegate International & Premium

Strategy Fund

PIMCO Global StocksPLUS & Income Fund

2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 07/01/06.

By:
Authorized Representative

Additional Premium: N/A

Return Premium: N/A

	Gross Assets 3/31/2006	Required Coverage
Allianz Funds

AMM Asset Allocation Fund	279,287,916	750,000

CCM Capital Appreciation Fund	1,499,085,861	1,500,000
CCM Emerging Companies Fund	856,646,929	1,000,000
CCM Focused Growth Fund	5,477,453	150,000
CCM Mid Cap Fund	1,593,301,879	1,500,000

NACM Flex Cap Value Fund	47,494,250	400,000
NACM Global Fund	34,912,593	350,000
NACM Growth Fund	4,326,729	150,000
NACM International Fund	184,399,689	600,000
NACM Pacific Rim Fund	230,851,291	750,000

NFJ Dividend Value Fund	1,920,842,551	1,700,000
NFJ International Fund	68,764,377	450,000
NFJ Large Cap Value Fund	94,391,511	525,000
NFJ Small Cap Value Fund	4,136,619,336	2,500,000

OCC Core Equity Fund	3,510,389	150,000
OCC Renaissance Fund	3,151,178,295	2,500,000
OCC Value Fund	2,054,264,392	1,700,000

PEA Equity Premium Strategy Fund	71,053,050	450,000
PEA Growth Fund	595,930,413	900,000
PEA Opportunity Fund	295,936,566	750,000
PEA Target	805,611,820	1,000,000

RCM Biotechnology Fund	230,105,845	750,000
RCM Financial Services Fund	3,871,817	150,000
RCM Healthcare Fund	150,781,973	600,000
RCM Global Resources Fund	5,855,496	175,000
RCM Global Small Cap Fund	204,344,388	600,000
RCM International Growth Equity Fund	77,211,928	450,000
RCM Large Cap Fund	597,603,188	900,000
RCM Mid Cap Fund	139,411,878	600,000
RCM Small Cap Fund	3,447,915	150,000
RCM Strategic Growth Fund	2,944,334	150,000
RCM Targeted Core Growth Fund	26,570,113	300,000
RCM Technology Fund	1,579,636,011	1,500,000

PAPS

International Portfolio	6,012,621,611,.33	2,500,000
Emerging Markets Portfolio	1,385,759,504.78	1,250,000
Short-Term Portfolio	1,419,403,667.83	1,250,000
Short-Term Portfolio II	495,037,633.22	750,000
U.S. Government Sector Portfolio	7,141,307,161.90	2,500,000
Mortgage Portfolio	7,141,307,161.90	2,500,000
High Yeild Portfolio	21,479,775,426.98	750,000
Developing Local Markets Portfolio	440,394,438.82	750,000
Real Return Portfolio	1,350,551,515.25	1,250,000
Investment Grade Corporate Portfolio	1,053,097,767.25	1,250,000
Municipal Sector Portfolio	377,275,726.31	750,000
Asset-Backed Securities Portfolio	431,625,731.54	750,000

PCM

PIMCO Commercial Mortgage Securities Trust, Inc.	204,781,971.89	600,000

PIMCO Funds

Money Market Fund	308,642,812.74	750,000
Total Return Fund II	2,759,117,176.40	1,700,000
Short-Term Fund	4,088,295,435.33	2,300,000
Low Duration Fund	14,453,214,126.76	2,500,000
Total Return Fund	139,330,650,808.28	2,500,000
Long-Term U.S. Government Fund	2,857,667,456.42	1,700,000
StocksPLUS Fund	1,402,617,760.04	1,250,000
Total Return Fund III	2,576,297,156.25	1,700,000
Low Duration Fund II	460,071,648.52	750,000
High Yeild Fund	7,971,161,850.51	2,500,000
Global Bond Fund (Unhedged)	1,736,180,482.78	1,500,000
Foreign Bond Fund (U.S. Dollar-Hedged)	4,554,687,031.10	2,500,000
Global Bond Fund (U.S. Dollar-Hedged))	356,208,944.47	750,000
Low Duration Fund III	161,898,289.16	600,000
Moderate Duration Fund	2,393,300,752.40	1,500,000
Real Return Fund	21,657,137,181.93	2,500,000
Total Return Mortgage Fund	1,111,492,893.09	1,250,000
GNMA Fund	560,596,204.63	900,000
Emerging Markets Bond Fund	3,563,179,035.00	2,100,000
Municipal Bond Fund	407,438,486.46	750,000
Convertible Fund	54,630,546.15	400,000
Short Duration Municipal Income Fund	322,845,093.64	750,000
California Intermediate Municipal Bond Fund	146,615,794.33	525,000
New York Municipal Bond Fund	31,168,230.68	300,000
Investment Grade Corporate Bond Fund	68,643,067.62	400,000
Real Return Asset Fund	2,641,541,488.27	1,700,000
CommodityRealReturn Strategy Fund	18,662,916,956.66	2,500,000
All Asset Fund	11,531,498,944.33	2,500,000
StocksPLUS Fund Total Return Fund	282,408,755.43	750,000
All Asset All Authority Fund	904,354,782.50	1,000,000
Floating Income Fund	1,969,033,585.42	1,500,000
Diversified Income Fund	2,046,119,388.15	1,500,000
European StocksPLUS TR Strategy Fund	15,362,625.92	225,000
Far East(ex-Japan)StocksPLUS TR StrategyFund	76,993,879.31	450,000
Fundamental IndexPLUS Fund	88,212,599.69	450,000
Fundamental IndexPLUS TR Fund	857,340,075.29	1,000,000
Intnational StocksPLUS TR Strategy Fund	1,648,694,775.83	1,500,000
Japanese StocksPLUS TR Strategy Fund	141,454,130.35	525,000
Developing Local Markets Fund	3,790,851,237.93	2,100,000
Foreign Bond Fund (Unhedged)	2,952,143,314.20	1,700,000
Small Cap StocksPLUS TR Fund	3,007,200.00	125,000
RealEstateRealReturn Strategy Fund	654,075,850.64	900,000
StocksPLUS TR Short Strategy Fund	198,922,601.65	600,000

PVIT

Total Return Portfolio	4,413,363,114.59	2,300,000
StocksPLUS® Growth and Income Portfolio	280,329,826.52	750,000
Foreign Bond Portfolio (U.S. Dollar-Hedged)	88,149,006.23	450,000
Global Bond Portfolio (Unhedged)	209,049,942.50	600,000
High Yield Portfolio	521,794,056.89	900,000
Money Market Portfolio	174,028,223.70	600,000
Short-Term Portfolio	31,101,124.19	300,000
Low Duration Portfolio	730,860,793.66	900,000
Long-Term U.S. Government Portfolio	118,191,914.80	525,000
Total Return Portfolio II	35,121,325.04	350,000
Real Return Portfolio	2,467,120,238.04	1,500,000
Emerging Markets Bond Portfolio	182,264,210.54	600,000
RealEstateRealReturn Strategy Portfolio	7,247,340.86	150,000
CommodityRealReturn Strategy Portfolio	298,371,485.43	750,000
All Asset Portfolio	346,806,179.96	750,000
StocksPLUS® Total Return Portfolio	4,309,697.04	125,000

RCS

PIMCO Strategic Global Government Fund, Inc.	1,084,095,577	1,250,000

Premier VIT

OpCap Managed Portfolio	362,940,470.79	750,000
OpCap Small Cap Portfolio	217,554,692.48	600,000
OpCap Global Equity Portfolio	20,479,103.10	250,000
OpCap Equity Portfolio	28,402,807.59	300,000
OpCap Mid Cap Portfolio	10,786,085.80	200,000
PEA Renaissance Portfolio	34,004,338.96	350,000
NFJ Dividend Value Portfolio	1,645,651.12	100,000
OpCap Balanced Portfolio	29,112,370.86	300,000
Municipal Advantage Fund	159,437,537.72	600,000

Fixed Income Shares

Series C	2,062,630,394.55	1,700,000
Series M	3,444,172,867.64	2,300,000
Series R	240,892,265.91	750,000
Daily Asset Fund	927,901,662.94	1,250,000
PIMCO Municipal Income Fund	561,629,173.99	900,000
PIMCO New York Municipal Income Fund	164,911,169.21	600,000
PIMCO Calif Municipal Income Fund	413,412,073.71	750,000
PIMCO Corporate Income Fund	888,916,657.38	1,000,000
PIMCO Municipal Income Fund II	1,370,093,666.91	1,250,000
PIMCO New York Municipal Income Fund II	245,357,224.21	750,000
PIMCO Calif Municipal Income Fund II	707,479,511.35	900,000
PIMCO Municipal Income Fund III	733,596,009.06	1,000,000
PIMCO New York Municipal Income Fund III	129,112,266.60	525,000
PIMCO Calif Municipal Income Fund III	501,622,959.01	900,000
PIMCO Corporate Opportunity Fund	1,631,153,146.05	1,500,000
Nicholas-Applegate Convertible & Income Fund	1,563,742,649.75	1,500,000
PIMCO High Income Fund	2,963,142,768.05	2,100,000
Nicholas-Applegate Convertible & Income Fund II	1,375,141,913.56	1,250,000
PIMCO Floating Rate Income Fund	616,317,136.77	900,000
PIMCO Floating Rate Strategy Fund	1,441,369,008.69	1,500,000
NFJ Dividend, Interest & Premium Strategy Fund	2,325,305,101.68	1,700,000
Nicholas-Applegate International & Premium Stratetgy Fund	440,578,978.72	750,000
PIMCO Global StocksPLUS & Income Fund	335,084,861.41	750,000

TOTALS	362,614,810,921	141,125,000

CERTIFICATE OF SECRETARY

PIMCO VARIABLE INSURANCE TRUST

REGARDING FIDELITY BOND

I, Garlin G. Flynn, do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Variable Insurance Trust, a Delaware statutory trust, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of said statutory trust held on August 14-15, 2006, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Variable Insurance Trust, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Trust on the 30th day of August 2006.

/s/ Garlin G. Flynn
Garlin G. Flynn
Secretary
PIMCO Variable Insurance Trust

PIMCO VARIABLE INSURANCE TRUST

Minutes of the Board of Trustees Meeting

held on

August 14-15, 2006

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2006 to July 1, 2007, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the PIMCO Variable Insurance Trust; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among PIMCO Variable Insurance Trust and the other parties insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of PIMCO Variable Insurance Trust are hereby authorized to enter into the Fidelity Bond Agreement on behalf the fund; and further

RESOLVED, That the appropriate officers of PIMCO Variable Insurance Trust be, and is hereby, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund, (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of June 30, 2006 by and among Premier VIT, Municipal Advantage Fund Inc., Fixed Income SHares, PIMCO Municipal Income Fund, PIMCO California Municipal Income Fund, PIMCO New York Municipal Income Fund, PIMCO Corporate Income Fund, PIMCO Municipal Income Fund II, PIMCO California Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund III, PIMCO New York Municipal Income Fund III, PIMCO Corporate Opportunity Fund, Nicholas-Applegate Convertible & Income Fund, PIMCO High Income Fund, Nicholas-Applegate Convertible & Income Fund II, PIMCO Floating Rate Income Fund, PIMCO Floating Rate Strategy Fund, NFJ Dividend, Interest & Premium Strategy Fund, Nicholas-Applegate International & Premium Strategy Fund, PIMCO Global StocksPLUS & Income Fund, PIMCO Funds, Allianz Funds, PIMCO Variable Insurance Trust, PIMCO Commercial Mortgage Securities Trust, Inc. and PIMCO Strategic Global Government Fund, Inc. (each a “Trust”), on behalf of each Trust’s respective series of shares (the “Funds”).

WHEREAS, each of the Trusts and Funds have investment advisers which are affiliates of each other (each such firm, and any other advisory firm that is an affiliate of such firms, an “Affiliated Manager”)

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburg, PA; Federal Insurance Company; Continental Casualty Company; St. Paul Mercury Insurance; Great America Insurance Company; Axis Reinsurance Company; Arch Specialty and Lloyds of London (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company, not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

Premier VIT

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Trustee, President and CEO

Municipal Advantage Fund Inc.

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Fixed Income SHares

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Corporate Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO California Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO New York Municipal Income Fund III

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Corporate Opportunity Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate Convertible & Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO High Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate Convertible & Income Fund II

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Floating Rate Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Floating Rate Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

NFJ Dividend, Interest & Premium Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Nicholas-Applegate International & Premium Strategy Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

PIMCO Global StocksPLUS & Income Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and CEO

Allianz Funds

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Treasurer, Principal Financial and Accounting
Officer

PIMCO Funds

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Variable Insurance Trust

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Commercial Mortgage Securities Trust, Inc.

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President

PIMCO Strategic Global Government Fund, Inc.

By:	/s/ Jeffrey M. Sargent
Jeffrey M. Sargent
Senior Vice President